April 12, 2006

Via Facsimile (914) 833-1068 and U.S. Mail

Lawrence J. Goldstein
SMP Asset Management, LLC
1865 Palmer Avenue
Larchmont, NY 10538

Re:	Warwick Valley Telephone Company
Revised Preliminary Proxy Statement on Schedule 14A
Filed April 11, 2006 by Lawrence J. Goldstein, Santa Monica
Partners,
L.P.
	and SMP Asset Management, LLC
File Number 0-11174

Dear Mr. Goldstein:

      We have the following comments on your filing.

Schedule 14A
1. We note your response to comment 1. In order to make the requested disclosure more prominent, please move the added language above the heading "How Proxies Will Be Voted" on the first page of your proxy statement. Additionally, include the added language on the front page of your proxy card. Further, expand to clarify whether the litigation will be resolved prior to the meeting. Letter to Shareholders
2. We reissue comment 4. Please include your nominees as filing persons on the cover page of Schedule 14A.

Cover page
3. We reissue comment 5. Checking the box on the cover of Schedule
14A is not sufficient to comply with Rule 14a-6(e)(1) of Regulation
14A. Please revise your proxy statement and form of proxy card as previously requested.
4. Please list the proposal to approve the company`s independent accountants in this section.

How will proxies be voted
5. We note that an endorsement has been included with respect to voting in favor of the proposal to approve the company`s independent accountants. Please revise this section to include a similar statement. Also, revise the proxy statement to disclose any potential effects of your proposal to increase dividends and the proposal to approve the company`s independent accountants, both positive and negative, on existing security holders of the company.
Note additionally that a reference to the company`s proxy statement is not sufficient if you include in the form of proxy an endorsement with respect to voting in favor of a number of the proposals expected to be introduced at the meeting.

Form of Proxy
6. We note in your form of proxy card that you have included the names of three additional nominees for directors for the class of 2009 (Kelly Bloss, Joseph Morrow and Robert DeValentino). Revise your proxy card to disclose that there is no guarantee that the company`s nominees will agree to serve with any of the insurgent nominees if the insurgent nominees are successful in their campaign to be elected.
7. Please note that Rule 14a-4(d) prohibits you from voting for the election of nominees that have not consented to being named in the proxy statement. If true, revise your proxy card to indicate that you will not vote for the company`s nominees, delete the names of the company`s nominees, and clarify here and in your proxy statement that security holders will only be able to vote for two nominees rather than the full slate of five. Alternatively, to the extent you intend to allow security holders the ability to vote for a company nominee on your card, revise the card to comply with Rule 14a-4(d). Refer to section II.I of Exchange Act Release No. 31326 (October 16, 1992) for guidance.
8. Delete the "Against" column as it refers to the election of directors.

Closing Comments

	Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by
Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

      You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers and Acquisitions


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Lawrence J. Goldstein
SMP Asset Management, LLC
April 12, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE